[redacted]

13013135

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2013
Washington DC
403

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 33724 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stern Brothers & Co.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 Maryland Avenue, Suite 800
(No. and Street)

St. Louis (City) MO (State) 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Miriani, CFO 314-727-5519 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue, 3rd Floor (Address) New York (City) NY (State) 10022 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Peggy P. Finn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stern Brothers & Co., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairperson and Chief Executive Officer
Title

Notary Public

ADRIENNE L. PINES
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis City
My Commission Expires: June 10, 2016
Commission Number: 12380835

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

FEB 2 8 2013

Washington DC
402

# Stern Brothers & Co.

**Statement of Financial Condition**
**December 31, 2012**
**Available for Public Inspection**

## Stern Brothers & Co.
## Index
## December 31, 2012

Page(s)

Crowe Horwath.

**Crowe Horwath LLP**
Independent Member Crowe Horwath International

## Independent Auditor's Report

To the Board of Directors and Stockholders of
Stern Brothers & Co.
St. Louis, Missouri

### *Report on the Financial Statements*

We have audited the accompanying statement of financial condition of Stern Brothers & Co as of December 31, 2012 and the related notes to the financial statements.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Stern Brothers & Co. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 25, 2013

## Stern Brothers & Co.
### Statement of Financial Condition
### December 31, 2012

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 278,834 |
| Securities owned, at fair value | | 3,327,356 |
| Receivable from clearing broker | | 4,475,872 |
| Other receivables, net | | 937,249 |
| Accrued interest receivable from securities | | 105,857 |
| Deposit with clearing broker | | 100,000 |
| Prepaid expenses and other assets | | 192,704 |
| Deferred income taxes | | 86,314 |
| Property and equipment, net | | 32,714 |
| Total assets | $ | 9,536,900 |
| **Liabilities and Stockholders' Equity** | | |
| **Liabilities** | | |
| Payable to clearing broker | $ | 3,335,994 |
| Accounts payable | | 91,101 |
| Accrued liabilities | | 553,786 |
| Income tax payable | | 56,834 |
| Deferred rent and revenue | | 64,431 |
| Total liabilities | | 4,102,146 |
| **Commitments and contingent liabilities** (Note 8) | | |
| **Stockholders' equity** | | |
| Common stock, $0.001 par value; 10,000,000 shares authorized, 3,508,675 shares issued | | 3,509 |
| Additional paid-in capital | | 3,109,505 |
| Retained earnings | | 3,026,385 |
| Treasury stock, at cost, 337,232 shares | | (704,645) |
| Total stockholders' equity | | 5,434,754 |
| Total liabilities and stockholders' equity | $ | 9,536,900 |

The accompanying notes are an integral part of this financial statements.

## 1. Corporate Operation

Stern Brothers & Co. (the "Company") is a state of Missouri certified Women-owned Business Enterprise, a registered securities broker/dealer with the Securities and Exchange Commission, and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The predominant business of the Company is underwriting bond offerings for municipalities. Securities traded for its own account consist primarily of tax-exempt obligations.

The Company has entered into an agreement (the "Agreement") with an unrelated broker/dealer to process and clear all of the Company's securities transactions. Substantially, all of the Company's investments are held by the broker/dealer to facilitate the Company's trading activities. Although there are a number of unrelated broker/dealer entities which could provide comparable services to the Company on terms generally equivalent to the Agreement, a change in the clearing relationship could cause the Company to experience delays in purchases or sales of its investments.

## 2. Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies used in the preparation of these financial statements:

A. Securities owned are carried at fair value. Unrealized gains and losses are reflected in revenue. At year-end, these securities consist primarily of state and municipal bonds.

B. An allowance for doubtful accounts is established as needed for specific receivables which may be uncollectible. A receivable is charged off by management as a loss when deemed uncollectible, although collection efforts continue and recoveries may occur.

C. Proprietary securities transactions are recorded on the trade date, as if they had settled.

D. Prepaid expenses and others assets include rental deposits and other prepaid expenses.

E. Property and equipment are recorded at cost. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization is removed from the accounts.

F. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

   A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

G. Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

- Continued -

H. Treasury stock is accounted for using the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. When treasury stock is reissued, the FIFO method is used.

I. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Recently issued, but not yet adopted accounting standards are as follows:

A. Accounting standards update (ASU) 2011-11, Balance Sheet (Topic 210) - Disclosures about offsetting Assets and Liabilities has been issued to enhance disclosures required by U.S. GAAP by requiring improved information about financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position. This standard is effective for the Company on January 1, 2013 and is not expected to have a material effect on the Company's financial statements or financial position.

## 3. Other Receivables, Net

Other receivables at December 31, 2012 consist of the following:

| | | |
|---|---|---|
| Remarketing fees receivable | $ | 630,479 |
| Financial advisory fees and other receivables | | 404,971 |
| Related party receivable | | 41,574 |
| | | 1,077,024 |
| Less allowance for doubtful accounts | | 139,775 |
| | $ | 937,249 |

## 4. Borrowings

### Bank borrowings

The Company maintains a credit facility with Commerce Bank. The facility permits the Company to borrow amounts up to $15 million, subject to loan advance calculations based on the amount of securities pledged as collateral. The interest rate on borrowings under this credit facility is a fluctuating rate based on LIBOR plus 200 basis points. This credit facility expires on June 19, 2013 and is collateralized by any securities pledged to Commerce Bank, all amounts on deposit at Commerce Bank, and any other property to which the Company provides Commerce Bank a security interest. There were no borrowings outstanding on this credit facility at December 31, 2012.

- Continued -

The Company maintains a credit facility with Parkside Financial Bank & Trust. The facility is unsecured and permits the Company to draw on the credit facility in amounts up to $1,000,000. The interest rate on borrowings under this credit facility is the greater of 5 percent or a fluctuating rate equal to 50 basis points plus the Parkside Financial Bank & Trust's prime rate, which was 3.25 percent at December 31, 2012. There were no outstanding borrowings under this credit facility at December 31, 2012. The credit facility expires on November 13, 2013 and contains customary representations and warranties, covenants, and events of default. The Company believes that circumstances that might give rise to breach of these covenants or an event or default as specified in the credit facilities are remote.

**Clearing broker borrowings**

The Company maintains its proprietary trading accounts with its clearing broker. These accounts hold the Company's securities inventory and are collateralized by deposits totaling $100,000, and all the Company's securities inventory. The Company may borrow up to an agreed-upon percentage of the value of the collateral as specified in the Agreement. The accounts bear interest at 75 basis points plus the clearing broker's cost of funds, which was 1.26 percent at December 31, 2012. The Company does not pay cash for these amounts as they are netted against revenues owed to the Company from the clearing broker. There was $3,319,859 of investments in the accounts and $16,135 of related payables outstanding under the Agreement at December 31, 2012.

## 5. Income Taxes

At December 31, 2012, the Company had no unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months.

The components of the deferred income taxes as of December 31, 2012 are as follows:

| | | |
|---|---|---|
| **Deferred income tax asset** | | |
| Accrued compensation | $ | 6,682 |
| Deferred rent and revenue | | 23,842 |
| Allowance for doubtful accounts | | 51,721 |
| Accumulated depreciation | | 4,069 |
| | $ | 86,314 |

The Company is subject to U.S. federal income tax as well as income tax of the state of Missouri, and various other states. The Company is no longer subject to examination by taxing authorities for years before 2009.

- Continued -

## 6. Property and Equipment

The major components of property and equipment at December 31, 2012 are as follows:

| | | | Estimated Useful Life |
|---|---|---|---|
| Furniture and fixtures | $ | 224,352 | 7 years |
| Office equipment | | 375,015 | 3-5 years |
| Leasehold improvements | | 51,832 | Life of lease |
| | | 651,199 | |
| Less accumulated depreciation and amortization | | 618,485 | |
| Property and equipment, net | $ | 32,714 | |

## 7. Commitments and Contingent Liabilities

The Company is a party to operating lease agreements for the rental of office space that expire in various years. Rent expense is recognized on a straight-line basis over the life of the lease rather than in accordance with the actual lease payments. Deferred rent and revenue represents the adjustments to future rents as a result of using the straight-line method as well as revenue collected but not earned as of December 31, 2012.

At December 31, 2012, future minimum lease payments under the operating leases are approximately as follows:

| Year ending December 31, | | |
|---|---|---|
| 2013 | $ | 290,285 |
| 2014 | | 161,371 |
| | $ | 451,656 |

In the normal course of its business, the Company is contingently liable to its clearing broker/dealer for margin requirements of customer margin securities transactions, the failure to deliver securities sold or nonpayment of securities purchased by a customer. Based on historical experience, the Company believes that it is unlikely it will have any payments related to these items and accordingly has not recorded any obligation in its financial statements related to these items.

- Continued -

## 8. Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and the ratio of aggregate indebtedness to net capital shall not exceed fifteen to one. At December 31, 2012, the Company had net capital and minimum net capital required of $4,030,696 and $100,000, respectively. The Company's percentage of aggregate indebtedness to net capital was 17.81 percent at December 31, 2012. The Company claims exemption from certain requirements of Rule 15c3-3 pursuant to section (k)(2)(ii). All customer transactions are cleared through a broker-dealer on a fully disclosed basis and the Company does not hold funds for the account of its customers.

## 9. Financial Instruments With Off-Balance Sheet Risk and Concentrations of Credit Risk

The clearing and depository operations for the Company's securities transactions are performed by its clearing broker pursuant to the Agreement. At December 31, 2012, all of the securities owned, which are presented on the accompanying Statement of Financial Condition, are positions with and amounts due principally from the clearing broker, who is a member of a nationally recognized exchange. The Company also maintains a $100,000 deposit with its clearing broker and has a receivable of $4,475,872 as of December 31, 2012. The Company consistently monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk. At December 31, 2012, the Company has cash of approximately $271,663 deposited at Parkside Financial Bank & Trust.

## 10. Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair value:

**Level 1:** Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

**Level 2:** Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

**Level 3:** Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

**Securities owned:** The fair values of securities owned are determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities' relationship to other benchmark quoted securities. Inputs to the matrix pricing include recent transactions of similar securities and other observable market data.

- Continued -

Securities owned measured at fair value on a recurring basis are summarized below as of December 31, 2012:

| Financial Assets | Fair Value | Quote Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| State/political subdivisions | | | | |
| AAA rated | $ 980,310 | $ - | $ 980,310 | $ - |
| AA rated | 2,313,670 | - | 2,313,670 | - |
| Advance refunded | 25,879 | - | 25,879 | - |
| Equity securities | | | | |
| Equities and derivatives exchange companies | 7,497 | 7,497 | - | - |
| Total securities owned | $ 3,327,356 | $ 7,497 | $ 3,319,859 | $ - |

The advanced refunded security is a bond that was previously rated. The security will be refunded for par on October 15, 2013.

Current assets, exclusive of securities owned, are carried at book value, which approximates their fair value, and liabilities are carried at amounts approximating fair value based on their relatively short due dates.

## 11. Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statement of financial condition, operations and stockholders' equity. The risk of loss on unsettled transactions relates to customers' and other counterparties' inability to fulfill their contracted obligations.